1934 Act Registration No. 1-14700
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of January 2009
Taiwan Semiconductor Manufacturing Company Ltd.
(Translation of Registrant’s Name Into English)
No. 8, Li-Hsin Rd. 6,
Hsinchu Science Park,
Taiwan
(Address of Principal Executive Offices)
     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☑                    Form 40-F ☐
     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ☐                    No ☑
(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:                     .)

SIGNATURES

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.
Date: January 22, 2009	By	/s/ Lora Ho
Lora Ho
Vice President & Chief Financial Officer

FOR IMMEDIATE RELEASE	4Q08 Quarterly Management Report January 22, 2009
CONTACT
Elizabeth Sun / Harrison Hsueh
Investor Relations Division
TSMC
invest@tsmc.com
886-3-568-2085/ 2088
Topics in This Report
•	Revenue Analysis

•	Profit & Expense Analysis

•	Financial Condition Review

•	Cash Flow

•	CapEx & Capacity

•	Recap of Recent Important Events & Announcements
Operating Results Review:
Summary:

(Amounts are on consolidated basis and are in
NT billions except otherwise noted)	4Q08	3Q08	4Q07	2008	2007
EPS (NT$ per common share)	0.48	1.18	1.29	3.83	4.06
(US$ per ADR unit)	0.07	0.19	0.20	0.61	0.62

Consolidated Net Sales	64.56	92.98	93.86	333.16	322.63
Gross Profit	20.19	43.09	44.84	141.75	142.35
Gross Margin	31.3%	46.3%	47.8%	42.5%	44.1%

Operating Expense	(8.17)	(10.18)	(8.08)	(37.31)	(30.63)
Operating Income	12.02	32.92	36.76	104.44	111.72
Operating Margin	18.6%	35.4%	39.2%	31.4%	34.6%
Non-Operating Items	1.07	1.51	2.57	7.04	9.92

Net Income	12.45	30.57	34.48	99.93	109.18
Net Profit Margin	19.3%	32.9%	36.7%	30.0%	33.8%

Wafer Shipment (kpcs 8 inch-equiv.)	1,532	2,411	2,357	8,467	8,005

Note:	Total outstanding shares were 25,625mn units on 12/31/08
Financial Highlights:
Fourth Quarter 2008
•	Consolidated net sales were NT$64.6 billion, declining 30.6% quarter-over-quarter and declining 31.2% year-over-year;

•	Gross margin was 31.3%, a decrease by 15.0 percentage points from 3Q08. Operating margin was 18.6%, declined by 16.8 percentage points from 3Q08. On a year-over-year basis, gross margin and operating margin declined by 16.5 and 20.6 percentage points respectively, although 4Q07 results did not include the expensing of employee profit sharing;

•	EPS was NT$0.48, with net profit margin of 19.3%
Full Year 2008
•	Consolidated net sales were NT$333.2 billion, up 3.3% from 2007;

•	Gross margin and operating margin were 42.5% and 31.4%, declining 1.6 and 3.2 percentage points from 2007 respectively. Notice however, 2007 results did not include expensing of employee profit sharing;

•	Earnings per share was NT$3.83, with net profit margin of 30.0%

TSMC January 22, 2009	Page 2
I. Revenue Analysis
     I. Wafer Sales Analysis

By Application	4Q08	3Q08	4Q07
Computer	32%	33%	35%
Communication	43%	41%	42%
Consumer	19%	20%	15%
Industrial/Others	6%	6%	8%

By Technology	4Q08	3Q08	4Q07
65nm and below	27%	25%	10%
90nm	21%	26%	29%
0.11/0.13um	17%	15%	20%
0.15/0.18um	22%	22%	27%
0.25/0.35um	10%	9%	10%
0.50um+	3%	3%	4%

By Customer Type	4Q08	3Q08	4Q07
Fabless/System	72%	70%	68%
IDM	28%	30%	32%

By Geography	4Q08	3Q08	4Q07
North America	73%	74%	79%
Asia Pacific	13%	13%	11%
Europe	11%	10%	8%
Japan	3%	3%	2%
Revenue Analysis:
Application—Fourth quarter revenue was NT$64.6 billion. 4Q08 business saw a sharp decline in the demand for wafer while the NT dollar depreciated 5.6% against the US dollar. Weakness in demand was seen across all applications during the quarter. On a sequential basis, revenues from consumer, computer, and communication applications decreased 39%, 34% and 32%, respectively.
Technology—Revenue from 65nm reached 27% of total wafer sales during the quarter, up from 25% in the previous quarter. Meanwhile, revenue from 90nm declined from 26% to 21% of total wafer sales. Overall, revenues from advanced technologies (0.13-micron and below) accounted for 65% of total wafer sales, slightly below the 66% in 3Q08.
Customer—Revenues from IDM customers accounted for 28% of total wafer sales in 4Q08, slightly lower than 3Q08, due to increasing in-sourcing of those customers in the weak business environment.
Geography—On a sequential basis, there were no major changes on the geographic breakdown, while revenues from customers based in North America accounted for 73% of total wafer sales.
II. Profit & Expense Analysis
     II — 1. Gross Profit Analysis

(In NT billions)	4Q08	3Q08	4Q07	2008	2007
COGS	44.37	49.89	49.02	191.41	180.28
Depreciation	19.29	19.06	18.50	74.70	73.07
Other MFG Cost	25.08	30.83	30.52	116.71	107.21

Gross Profit	20.19	43.09	44.84	141.75	142.35

Gross Margin	31.3%	46.3%	47.8%	42.5%	44.1%
Gross Profit Analysis:
Gross margin in 4Q08 was 31.3%, down 15.0 percentage points from 3Q08, mainly driven by a sharp decline of production activities, partially offset by cost improvement and a more favorable exchange rate.
Gross margin for full year 2008 was 42.5%, down 1.6 percentage points from 2007, reflecting the impact from the expensing of employee profit sharing (2.3 percentage points).

TSMC January 22, 2009	Page 3
     II — 2. Operating Expenses

(In NT billions)	4Q08	3Q08	4Q07	2008	2007
Total Operating Exp.	8.17	10.18	8.08	37.31	30.63
SG&A	3.34	4.20	3.07	15.83	12.68
Research & Development	4.83	5.98	5.01	21.48	17.95
Total Operating Exp. as a % of Sales	12.7%	10.9%	8.6%	11.1%	9.5%
Operating Expenses:
Total operating expenses for 4Q08 decreased by 19.7% sequentially to NT$8.2 billion, or 12.7% of net sales, compared with 10.9% of net sales in 3Q08.
Research and development expenses decreased by NT$1.2 billion quarter-over-quarter, mainly due to a lower level of employee profit sharing.
SG&A expenses decreased by NT$849 million from 3Q08, also due to a sharply lower level of employee profit sharing.
On a full year basis, total operating expenses accounted for 11.1% of net sales in 2008, compared with 9.5% of net sales in 2007, mainly reflecting the impact from expensing of employee profit sharing in 2008 (2.2 percentage points).
     II — 3. Non-Operating Items

(In NT billions)	4Q08	3Q08	4Q07	2008	2007
Non-Operating Inc./(Exp.)	1.41	1.33	1.69	6.34	7.41
Net Interest Income/(Exp.)	1.18	1.15	1.21	4.76	4.81
Other Non-Operating	0.23	0.18	0.48	1.58	2.60

L-T Investments	(0.34)	0.18	0.88	0.70	2.51
SSMC	(0.07)	0.15	0.47	0.76	1.18
Others	(0.27)	0.03	0.41	(0.06)	1.33

Total Non-Operating Items	1.07	1.51	2.57	7.04	9.92
Non-Operating Items:
For 4Q08, combined result from non-operating income and long-term investments income was a gain of NT$1.1 billion.
Non-operating income was NT$1.4 billion, up from NT$1.3 billion in 3Q08, primarily due to foreign exchange gains and no additional impairment losses on idle assets as compared to 3Q08. Meanwhile, the gains were partially offset by impairment losses of financial assets from venture capital funds by about NT$481 million in this quarter.
Net investment losses in the quarter were NT$340 million, mainly from VIS and SSMC.
For full year 2008, non-operating income decreased by NT$1.1 billion to NT$6.3 billion, mostly due to impairment losses on financial assets and lower valuation on certain marketable securities, partially offset by an increase of foreign exchange gains. Net investment gains decreased by NT$1.8 billion to NT$702 million, mainly due to VIS and SSMC. Combining results from non-operating income and long-term investments, the gain was NT$7.0 billion in 2008, compared with a gain of NT$9.9 billion in 2007.

TSMC January 22, 2009	Page 4
     II — 4. PSE Impact

	4Q08	3Q08	4Q07	2008	2007
Gross Margin w/ PSE	31.3%	46.3%	43.0%	42.5%	39.7%
Gross Margin w/o PSE	32.8%	48.9%	47.8%	44.8%	44.1%
PSE Impact	-1.5%	-2.6%	-4.8%	-2.3%	-4.4%

Operating Margin w/ PSE	18.6%	35.4%	29.8%	31.4%	26.0%
Operating Margin w/o PSE	21.5%	40.3%	39.2%	35.9%	34.6%
PSE Impact	-2.9%	-4.9%	-9.4%	-4.5%	-8.6%

*	PSE: Profit Sharing Expenses

**	2007 PSE impact is estimated using the 6/12/2008 closing share price adjusted for dividends
The Impact of Employee Profit Sharing:
Total impact from employee profit sharing expensing (PSE) on gross margin in 4Q08 was 1.5 percentage points, down 1.1 percentage points from 3Q08, due to an overall decrease in net income. Similarly, total PSE impact on operating margin was 2.9 percentage points in 4Q08.
For full year 2008, total impacts from PSE on gross margin and operating margin were 2.3 percentage points and 4.5 percentage points, respectively
III. Financial Condition Review
     III — 1. Liquidity Analysis
                (Selected Balance Sheet Items)

(In NT billions)	4Q08	3Q08	4Q07
Cash & Marketable Securities	211.45	158.17	174.83
Accounts Receivable — Trade	18.50	45.33	42.42
Inventory	14.88	21.82	23.86
Total Current Assets	252.62	232.35	249.82
Accounts Payable	14.04	17.75	19.33
Current Portion of Bonds Payable	8.00	8.00	0.00
Accrued Bonus to Employees, Directors and Supervisors	15.37	13.46	0.00
Accrued Liabilities and Others	19.40	22.92	29.38
Total Current Liabilities	56.81	62.13	48.71
Current Ratio (x)	4.4	3.7	5.1
Net Working Capital	195.81	170.22	201.11
Liquidity Analysis:
At the end of 4Q08, total current assets increased by NT$ 20.3 billion to NT$252.6 billion, mainly due to the free cash flow of NT$52.0 billion generated in this quarter.
Total current liabilities decreased by NT$5.3 billion in 4Q08, primarily due to declines in accounts payable and in accruals due to lower levels of production activities.
Net working capital was NT$195.8 billion and current ratio increased to 4.4 at the end of this quarter.
     III — 2. Receivable/Inventory Days

(In Number of Days)	4Q08	3Q08	4Q07
Days of Receivable	46	43	42
Days of Inventory	40	45	48
Receivable and Inventory Days:
Sequentially, days of receivable increased by three days to 46 days in 4Q08, mainly due to a sharp decline of revenue in the quarter.
Days of inventory decreased by five days to 40 days, mostly due to a lower level of production activities resulted from continued weaker demand environment.

TSMC January 22, 2009	Page 5
     III — 3. Debt Service

(In NT billions)	4Q08	3Q08	4Q07
Cash & Marketable Securities	211.45	158.17	174.83
Interest-Bearing Debt	23.44	23.41	23.06
Net Cash Reserves	188.01	134.76	151.77
Debt Service:
Net cash reserves — defined as the excess of cash and short-term marketable securities over interest-bearing debt — increased by NT$53.2 billion to NT$188.0 billion at the end of 4Q08, primarily due to free cash flow of NT$52.0 billion generated in this quarter.
IV. Cash Flow
     IV — 1.1. Cash Flow Analysis

(In NT billions)	4Q08	3Q08	4Q07
Net Income	12.45	30.57	34.49
Depreciation & Amortization	20.96	20.69	20.28
Other Operating Sources/(Uses)	29.83	4.64	4.99
Total Operating Sources/(Uses)	63.24	55.90	59.76

Capital Expenditure	(11.26)	(10.38)	(19.78)
Marketable Financial Instruments	30.31	(18.07)	8.20
Other Investing Sources/(Uses)	(1.04)	1.93	(1.08)
Net Investing Sources/(Uses)	18.01	(26.52)	(12.66)

Cash Dividends	0.00	(76.78)	0.00

Employee Profit Sharing	0.00	(3.94)	0.00

Repayment of Bonds Payable	0.00	0.00	(4.50)

Purchase of Treasury Stock	0.00	(23.81)	(45.41)
Other Financing Sources/(Uses)	(0.30)	(0.43)	(0.20)
Net Financing Sources/(Uses)	(0.30)	(104.96)	(50.11)

Net Cash Position Changes	80.95	(75.58)	(3.01)

Exchange Rate Changes & Others	1.21	2.68	(0.33)

Ending Cash Balance	194.61	112.45	94.99
     IV — 1.2. Cash Flow Analysis

(In NT billions)	2008	2007
Net Income	99.93	109.18
Depreciation & Amortization	81.51	80.01
Other Operating Sources/(Uses)	40.05	(5.42)
Total Operating Sources/(Uses)	221.49	183.77

Capital Expenditure	(59.22)	(84.00)
Marketable Financial Instruments	52.35	24.68
Other Investing Sources/(Uses)	(1.17)	(11.37)
Net Investing Sources/(Uses)	(8.04)	(70.69)

Cash Dividends	(76.78)	(77.39)

Employee Profit Sharing	(3.94)	(4.57)

Repayment of Bonds Payable	0.00	(7.00)

Repurchase of Treasury Stock	(33.48)	(45.41)
Other Financing Sources/(Uses)	(1.19)	(1.04)
Net Financing Sources/(Uses)	(115.39)	(135.41)

Net Cash Position Changes	98.06	(22.33)

Exchange Rate Changes & Others	1.56	(0.52)

Ending Cash Balance	194.61	94.99
Summary of Cash Flow:
Cash generated from operating activities totaled NT$63.2 billion during 4Q08, up from NT$55.9 billion in 3Q08, mainly due to a sharp decline of non-cash working capital as a result of much lowered levels of production activities.
Net cash generated from investing activities was NT$18.0 billion in 4Q08, reflecting the capital expenditure of NT$11.3 billion and a net decrease of NT$30.3 billion in marketable financial instruments.
As a result, TSMC ended 4Q08 with a cash balance of NT$194.6 billion.
On a full year basis, cash generated from operating activities increased by NT$37.7 billion in 2008, meanwhile, capital expenditures and marketable financial instruments decreased by NT$24.8 billion and NT$27.7 billion, respectively. Cash dividends paid in 2008 were NT$76.8 billion. TSMC also spent NT$33.5 billion in share buybacks.

TSMC January 22, 2009	Page 6
     IV — 2. Operating and Free Cash Flows
Operating and Free Cash Flows:
Cash flows generated from operating activities were NT$63.2 billion during the quarter. Free cash flow, defined as the excess of operating cash flows over capital expenditures, totaled NT$52.0 billion in 4Q08, compared to NT$45.5 billion in 3Q08.
Total free cash flow generated in 2008 reached NT$162.3 billion, compared with NT$99.8 billion in 2007.
V. CapEx & Capacity
     V — 1. Capital Expenditures

(In US millions)	1Q08	2Q08	3Q08	4Q08	2008	2007
TSMC	452	712	317	326	1,807	2,475
XinTec and GUC	13	5	3	2	23	47
TSMC Shanghai & WaferTech	18	11	11	12	52	31
Other TSMC Subsidiaries	1	0	1	2	4	4

Total TSMC	484	728	332	342	1,886	2,557
Capital Expenditures:
Capital expenditures for TSMC on a consolidated basis totaled US$342 million in 4Q08.
For year 2008, total capital expenditures for TSMC consolidated group was US$1.9 billion, compared with US$2.6 billion spent in 2007.
     V — 2. Capacity

	1Q08	2Q08	3Q08	4Q08	2008	1Q09
Fab / (Wafer size)	(A)	(A)	(A)	(A)	(A)	(F)
Fab-2 (6")(1)	248	267	270	272	1,056	274
Fab-3 (8")	277	281	268	274	1,100	286
Fab-5 (8")	163	165	161	161	650	162
Fab-6 (8")	265	267	268	282	1,082	295
Fab-8 (8")	262	275	267	272	1,076	275
Fab-12 (12")(2)	197	207	214	221	840	218
Fab-14 (12")(2)	167	185	229	236	818	238
WaferTech (8")	105	105	106	106	420	106
TSMC (Shanghai) (8")	88	110	128	128	453	128
TSMC total capacity (8" equiv. Kpcs)	2,117	2,236	2,346	2,405	9,104	2,431
SSMC (8")	63	67	69	73	272	64
Total managed capacity (8" equiv. Kpcs)	2,180	2,303	2,416	2,478	9,377	2,495

(1)	Figures represent number of 6" wafers. Conversion to 8"-equivalent wafers is obtained by dividing this number by 1.78

(2)	Figures represent number of 12" wafers. Conversion to 8"-equivalent wafers is obtained by multiplying this number by 2.25
Capacity:
Total TSMC managed capacity was 2,478K 8-inch equivalent wafers in the fourth quarter, 3% more than 3Q08. TSMC managed capacity in 1Q09 is expected to increase by 1% to reach 2,495K 8-inch equivalent wafers, mainly due to productivity improvement.
Total managed capacity in 2008 was 9,377K 8-inch equivalent wafers, representing an increase of 13% from 8,290K 8-inch equivalent wafers in 2007, while capacity for 12-inch wafer fabs increased by 27%.

TSMC January 22, 2009	Page 7
VI. Recap of Recent Important Events & Announcements
●	TSMC Wins the Award of “Grand Prix for Best Overall Investor Relations at a Taiwanese Company — Large-Cap” by IR Magazine (2008/12/11)

●	TSMC Chairman Dr. Morris Chang Receives Semiconductor Industry Association’s Highest Honor “The 2008 Robert N. Noyce Award” (2008/11/18)

●	TSMC Ramps 40nm Volume Production to Promote Innovation as Foundries Assume a Larger Role for $300 Billion Industry — Most Advanced Cellular, Wireless, and Consumer Electronic Innovations Targeted for Foundry’s First 40 Nanometer (nm) Logic Process (2008/11/17)

●	TSMC Recognizes Outstanding Suppliers at Supply Chain Management Forum (2008/11/14)

●	TSMC Board Approves Cancellation of Treasury Shares to Reduce Total Issued Shares by 1.07 Percent (2008/11/11)

●	TSMC Adds New High Voltage Features to Advanced 0.13-micron Processes Aimed at High Resolution Display Drivers (2008/11/05)

●	TSMC Holds 2008 Green Forum on “Present and Future of Green Factories” to Launch Taiwan Corporate Sustainability Forum Series (2008/10/16)

●	TSMC and MAPPER Take Next Step in Exploring Multiple E-beam Lithography for IC Manufacturing at 22 nanometer node and Beyond (2008/10/13)

*	Please visit TSMC’s Web site (http://www.tsmc.com) for details about these and other announcements.

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LIMITED AND SUBSIDIARIES
Consolidated Condensed Balance Sheets
(Expressed in Millions of New Taiwan Dollars (“NTD”) and U.S. Dollars (“USD”)) (1)

	December 31, 2008 (audited)			September 30, 2008 (unaudited)		December 31, 2007 (audited)		QoQ		YoY
	USD	NTD	%	NTD	%	NTD	%	Amount	%	Amount	%
ASSETS
Current Assets
Cash and Cash Equivalents	$5,922	$194,614	34.8	$112,446	20.4	$94,986	16.6	$82,168	73.1	$99,628	104.9
Investments in Marketable Financial Instruments	512	16,836	3.0	45,724	8.3	79,848	14.0	(28,888)	(63.2)	(63,012)	(78.9)
Accounts Receivable — Trade, Net	563	18,497	3.3	45,333	8.2	42,424	7.4	(26,836)	(59.2)	(23,927)	(56.4)
Inventories, Net	453	14,877	2.7	21,817	4.0	23,862	4.2	(6,940)	(31.8)	(8,985)	(37.7)
Other Current Assets	237	7,795	1.4	7,029	1.3	8,702	1.5	766	10.9	(907)	(10.4)

Total Current Assets	7,687	252,619	45.2	232,349	42.2	249,822	43.7	20,270	8.7	2,797	1.1

Long-Term Investments	1,217	39,982	7.2	41,874	7.6	36,461	6.4	(1,892)	(4.5)	3,521	9.7

Property, Plant and Equipment	26,247	862,461	154.3	849,818	154.5	800,352	140.2	12,643	1.5	62,109	7.8
Less: Accumulated Depreciation	(18,832)	(618,816)	(110.7)	(597,523)	(108.6)	(540,100)	(94.6)	(21,293)	3.6	(78,716)	14.6

Property, Plant and Equipment, Net	7,415	243,645	43.6	252,295	45.9	260,252	45.6	(8,650)	(3.4)	(16,607)	(6.4)

Other Assets	690	22,671	4.0	23,481	4.3	24,330	4.3	(810)	(3.4)	(1,659)	(6.8)

Total Assets	$17,009	$558,917	100.0	$549,999	100.0	$570,865	100.0	$8,918	1.6	($11,948)	(2.1)

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts Payable	$184	$6,043	1.1	$9,671	1.8	$13,078	2.3	($3,628)	(37.5)	($7,035)	(53.8)
Payables to Contractors and Equipment Suppliers	244	7,999	1.4	8,082	1.4	6,257	1.1	(83)	(1.0)	1,742	27.8
Accrued Expenses and Other Current Liabilities	1,051	34,543	6.2	36,124	6.6	29,090	5.1	(1,581)	(4.4)	5,453	18.7
Current Portion of Bonds Payable and Long-Term Liabilities	250	8,222	1.5	8,258	1.5	281	—	(36)	(0.4)	7,941	2828.1

Total Current Liabilities	1,729	56,807	10.2	62,135	11.3	48,706	8.5	(5,328)	(8.6)	8,101	16.6

Bonds Payable	137	4,500	0.8	4,500	0.8	12,500	2.2	—	—	(8,000)	(64.0)
Other Long-Term Liabilities	524	17,237	3.1	17,541	3.2	18,973	3.3	(304)	(1.7)	(1,736)	(9.2)

Total Liabilities	2,390	78,544	14.1	84,176	15.3	80,179	14.0	(5,632)	(6.7)	(1,635)	(2.0)

Shareholders’ Equity Attributable to Shareholders of the Parent
Capital Stock at Par Value	7,798	256,254	45.8	259,042	47.1	264,271	46.3	(2,788)	(1.1)	(8,017)	(3.0)
Capital Surplus	1,518	49,875	8.9	50,463	9.2	53,733	9.4	(588)	(1.2)	(3,858)	(7.2)
Legal Capital Reserve (2)	2,049	67,324	12.0	67,324	12.2	56,406	9.9	—	—	10,918	19.4
Special Capital Reserve (2)	12	392	0.1	392	0.1	630	0.1	—	—	(238)	(37.8)
Unappropriated Earnings (2)	3,114	102,338	18.3	103,063	18.7	161,828	28.3	(725)	(0.7)	(59,490)	(36.8)
Treasury Stock	—	—	—	(16,500)	(3.0)	(49,385)	(8.7)	16,500	(100.0)	49,385	(100.0)
Others	6	194	0.1	(1,708)	(0.3)	(391)	—	1,902	(111.3)	585	(149.5)

Total Equity Attributable to Shareholders of the Parent	14,497	476,377	85.2	462,076	84.0	487,092	85.3	14,301	3.1	(10,715)	(2.2)
Minority Interests	122	3,996	0.7	3,747	0.7	3,594	0.7	249	6.6	402	11.2

Total Shareholders’ Equity	14,619	480,373	85.9	465,823	84.7	490,686	86.0	14,550	3.1	(10,313)	(2.1)

Total Liabilities & Shareholders’ Equity	$17,009	$558,917	100.0	$549,999	100.0	$570,865	100.0	$8,918	1.6	($11,948)	(2.1)

Note :

(1)	Amounts in New Taiwan dollars have been translated into U.S. dollars at the rate of NT$32.860 as of December 31, 2008.

(2)	Certain prior period balances have been reclassified to conform to the current period presentation.

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LIMITED AND SUBSIDIARIES
Unaudited Consolidated Condensed Income Statements
For the Three Months Ended December 31, 2008, September 30, 2008, December 31, 2007
(Expressed in Millions of New Taiwan Dollars (“NTD”) and U.S. Dollars (“USD”) (1)
Except for Per Share Amounts and Shares Outstanding)

	4Q 2008			3Q 2008		4Q 2007		QoQ		YoY
	USD	NTD	%	NTD	%	NTD	%	Amount	%	Amount	%
Net Sales	$1,962	$64,562	100.0	$92,979	100.0	$93,860	100.0	($28,417)	(30.6)	($29,298)	(31.2)
Cost of Sales	(1,348)	(44,367)	(68.7)	(49,885)	(53.7)	(49,024)	(52.2)	5,518	(11.1)	4,657	(9.5)

Gross Profit	614	20,195	31.3	43,094	46.3	44,836	47.8	(22,899)	(53.1)	(24,641)	(55.0)

Operating Expenses
Research and Development Expenses	(147)	(4,826)	(7.5)	(5,981)	(6.4)	(5,012)	(5.3)	1,155	(19.3)	186	(3.7)
General and Administrative Expenses	(70)	(2,285)	(3.5)	(2,979)	(3.2)	(2,039)	(2.2)	694	(23.3)	(246)	12.1
Sales and Marketing Expenses	(32)	(1,062)	(1.7)	(1,217)	(1.3)	(1,027)	(1.1)	155	(12.7)	(35)	3.4

Total Operating Expenses	(249)	(8,173)	(12.7)	(10,177)	(10.9)	(8,078)	(8.6)	2,004	(19.7)	(95)	1.2

Income from Operations	365	12,022	18.6	32,917	35.4	36,758	39.2	(20,895)	(63.5)	(24,736)	(67.3)

Non-Operating Income, Net	43	1,412	2.2	1,328	1.4	1,697	1.8	84	6.4	(285)	(16.8)
Investment Gains (Loss)	(10)	(340)	(0.5)	185	0.2	877	0.9	(525)	(283.6)	(1,217)	(138.8)

Income before Income Tax	398	13,094	20.3	34,430	37.0	39,332	41.9	(21,336)	(62.0)	(26,238)	(66.7)

Income Tax Expenses	(14)	(452)	(0.7)	(3,658)	(3.9)	(4,608)	(4.9)	3,206	(87.6)	4,156	(90.2)

Net Income	384	12,642	19.6	30,772	33.1	34,724	37.0	(18,130)	(58.9)	(22,082)	(63.6)

Minority Interests	(6)	(196)	(0.3)	(198)	(0.2)	(239)	(0.3)	2	(1.1)	43	(18.0)

Net Income Attributable to Shareholders of the Parent	378	12,446	19.3	30,574	32.9	34,485	36.7	(18,128)	(59.3)	(22,039)	(63.9)

Earnings per Share — Diluted	$0.01	$0.48		$1.18		$1.29		($0.70)	(59.0)	($0.81)	(62.3)

Earnings per ADR — Diluted (2)	$0.07	$2.43		$5.91		$6.44		($3.48)	(59.0)	($4.01)	(62.3)

Weighted Average Outstanding Shares — Diluted (’M) (3)		25,655		25,850		26,773

Note:

(1)	Amounts in New Taiwan dollars have been translated into U.S. dollars at the weighted average rate of NTD 32.912 for the fourth quarter of 2008.

(2)	1 ADR equals 5 ordinary shares.

(3)	Total diluted weighted average outstanding shares was and 26,773M shares for 4Q07 after the retroactive adjustments for stock dividends and stock bonus.

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LIMITED AND SUBSIDIARIES
Audited Consolidated Condensed Income Statements
For the Year Ended December 31, 2008 and 2007
(Expressed in Millions of New Taiwan Dollars (“NTD”) and U.S. Dollars (“USD”)(1)
Except for Per Share Amounts and Shares Outstanding)

	For the Year Ended December 31
	2008			2007		YoY
	USD	NTD	%	NTD	%	Amount	%
Net Sales	$10,608	$333,158	100.0	$322,630	100.0	$10,528	3.3
Cost of Sales	(6,095)	(191,408)	(57.5)	(180,280)	(55.9)	(11,128)	6.2

Gross Profit	4,513	141,750	42.5	142,350	44.1	(600)	(0.4)

Operating Expenses
Research and Development Expenses	(684)	(21,481)	(6.4)	(17,946)	(5.5)	(3,535)	19.7
General and Administrative Expenses	(353)	(11,097)	(3.3)	(8,964)	(2.8)	(2,133)	23.8
Sales and Marketing Expenses	(151)	(4,737)	(1.4)	(3,718)	(1.2)	(1,019)	27.4

Total Operating Expenses	(1,188)	(37,315)	(11.1)	(30,628)	(9.5)	(6,687)	21.8

Income from Operations	3,325	104,435	31.4	111,722	34.6	(7,287)	(6.5)

Non-Operating Income, Net	202	6,335	1.9	7,412	2.3	(1,077)	(14.5)
Investment Gains	22	702	0.2	2,508	0.8	(1,806)	(72.0)

Income before Income Tax	3,549	111,472	33.5	121,642	37.7	(10,170)	(8.4)

Income Tax Expenses	(348)	(10,949)	(3.3)	(11,710)	(3.6)	761	(6.5)

Net Income	3,201	100,523	30.2	109,932	34.1	(9,409)	(8.6)

Minority Interest	(19)	(590)	(0.2)	(755)	(0.3)	165	(21.9)

Net Income Attributable to Shareholders of the Parent	3,182	99,933	30.0	109,177	33.8	(9,244)	(8.5)

Earnings per Share — Diluted	$0.12	$3.83		$4.06		($0.23)	(5.7)

Earnings per ADR — Diluted (2)	$0.61	$19.14		$20.30		($1.16)	(5.7)

Weighted Average Outstanding Shares — Diluted (’M) (3)		26,107		26,892

Note:

(1)	Amounts in New Taiwan dollars have been translated into U.S. dollars at the weighted average rate of NTD 31.406 for the year ended December 31, 2008.

(2)	1 ADR equals 5 ordinary shares.

(3)	Total diluted weighted average outstanding shares were 26,892M shares for the year ended December 31, 2007 after the retroactive adjustments for stock dividends and stock bonus.

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LIMITED AND SUBSIDIARIES
Consolidated Condensed Statements of Cash Flows
For the Year Ended December 31, 2008 and for the Three Months Ended December 31, 2008, September 30, 2008, and December 31, 2007
(Expressed in Millions of New Taiwan Dollars (“NTD”) and U.S. Dollars (“USD”)) (1)

	Twelve Months 2008		4Q 2008	3Q 2008	4Q 2007
	(audited)		(unaudited)	(unaudited)	(unaudited)
	USD	NTD	NTD	NTD	NTD
Cash Flows from Operating Activities:
Net Income	$3,182	$99,933	$12,446	$30,574	$34,485
Net Income Attributable to Minority Interest	19	590	196	198	239
Depreciation & Amortization	2,595	81,512	20,961	20,686	20,281
Deferred Income Tax	73	2,279	154	410	877
Equity in Loss (Earnings) of Equity Method Investees, Net	(22)	(702)	340	(185)	(877)
Changes in Working Capital & Others	1,206	37,882	29,147	4,220	4,754

Net Cash Provided by Operating Activities	7,053	221,494	63,244	55,903	59,759

Cash Flows from Investing Activities:
Acquisitions of:
Marketable Financial Instruments	(3,241)	(101,797)	(33,059)	(40,201)	(32,478)
Investments Accounted for Using Equity Method	(2)	(56)	(1)	(55)	6
Property, Plant and Equipment	(1,886)	(59,223)	(11,258)	(10,378)	(19,781)
Financial Assets Carried at Cost	(15)	(463)	(73)	(87)	(103)
Proceeds from Disposal or Maturity of:
Marketable Financial Instruments	4,908	154,150	63,368	22,126	40,680
Property, Plant and Equipment	6	195	24	140	34
Financial Assets Carried at Cost	6	199	73	—	141
Others	(33)	(1,047)	(1,061)	1,930	(1,160)

Net Cash Provided by (Used In) Investing Activities	(257)	(8,042)	18,013	(26,525)	(12,661)

Cash Flows from Financing Activities:
Decrease in Guarantee Deposits	(24)	(759)	(140)	(83)	(321)
Proceeds from Exercise of Stock Options	7	227	5	51	35
Bonus Paid to Directors and Supervisors	(6)	(177)	—	(177)	—
Repayment of Long-Term Bonds Payable	—	—	—	—	(4,500)
Cash Dividends Paid for Common Stock	(2,445)	(76,779)	—	(76,779)	—
Repurchase of Treasury Stock	(1,066)	(33,481)	—	(23,812)	(45,413)
Cash Bonus Paid to Employees	(125)	(3,940)	—	(3,940)	—
Others	(15)	(484)	(163)	(222)	90

Net Cash Used in Financing Activities	(3,674)	(115,393)	(298)	(104,962)	(50,109)

Net Increase (Decrease) in Cash and Cash Equivalents	3,122	98,059	80,959	(75,584)	(3,011)

Effect of Exchange Rate Changes and Others	51	1,569	1,209	2,684	(331)

Cash and Cash Equivalents at Beginning of Period	3,024	94,986	112,446	185,346	98,328

Cash and Cash Equivalents at End of Period	$6,197	$194,614	$194,614	$112,446	$94,986

Note:	(1)	Amounts in New Taiwan dollars have been translated into U.S. dollars at the weighted average rate of NTD 31.406 for the year ended December 31, 2008.

TSMC 2008 Fourth Quarter Investor Conference January 22, 2009

Agenda Welcome Elizabeth Sun 4Q08 Financial Results and 1Q09 Outlook Lora Ho CEO Comments Rick Tsai Q&A Rick Tsai / Lora Ho

Safe Harbor Notice TSMC’s statements of its current expectations are forward- looking statements subject to significant risks and uncertainties and actual results may differ materially from those contained in the forward-looking statements. Information as to those factors that could cause actual results to vary can be found in TSMC’s Annual Report on Form 20-F filed with the United States Securities and Exchange Commission (the “SEC”) on April 15, 2008 and such other documents as TSMC may file with, or submit to, the SEC from time to time. Except as required by law, we undertake no obligation to update any forward-looking statement, whether as a result of new information, future events, or otherwise.

4Q08 Financial Highlights (In NT billions except otherwise noted) Guidance Net Sales 93.86 92 — 94 5.5% 25.2% Gross Margin 47.8% 46% — 48% +2 ppt +1.8 ppt Operating Margin 39.2% 37% — 39% +2.8 ppt +2.6 ppt EPS — Diluted (NT$)1.31 14.3% 24.3% Free Cash Flow 39.98 51.9% 12.9% ROE (%) (1) 27.9% +2.9 ppt +5.3 ppt Shipment (Kpcs, 8"-equiv. Wafer) 2,357 5.9% 37.2% QoQ YoY (1) Before expensing of employee profit sharing (2) Total outstanding shares were 25,625mn units on 12/31/08 (3) Annualized ROE for the quarter based on average equity attributable to shareholders of the parent. 4Q08 3Q08 4Q07 (In NT billions except otherwise noted) Guidance Actual Actual(1) Net Sales 64.56 63 — 65 92.98 93.86 -30.6% -31.2% Gross Margin 31.3% 30% — 32% 46.3% 47.8% -15.0 ppt -16.5 ppt Operating Margin 18.6% 17% — 19% 35.4% 39.2% -16.8 ppt -20.6 ppt EPS — Diluted (NT$)(2) 0.48 1.18 1.29 -59.0% -62.3% Free Cash Flow 51.98 45.52 39.98 14.2% 30.0% ROE (%) (3) 10.6% 27.0% 27.9% -16.4 ppt -17.3 ppt Shipment (Kpcs, 8"-equiv. Wafer) 1,532 2,411 2,357 -36.4% -35.0% Average Exchange Rate— NTD/USD 32.91 31.16 32.44 5.6% 1.5% QoQ YoY 4Q08

Income Statements (1) 4Q07 results do not include expensing of employee profit sharing. (In NT billions except otherwise noted) 4Q08 3Q08 4Q07(1) QoQ YoY Net Sales 64.56 92.98 93.86 -30.6% -31.2% Gross Margin 31.3% 46.3% 47.8% -15.0 ppt -16.5 ppt Operating Expenses (8.17) (10.18) (8.08) -19.7% 1.2% Operating Margin 18.6% 35.4% 39.2% -16.8 ppt -20.6 ppt Non-Operating Items 1.41 1.33 1.69 6.4% -16.8% Long-Term Investment Gains (0.34) 0.18 0.88 -283.6% -138.8% Taxes (0.45) (3.66) (4.61) -87.6% -90.2% Net Income 12.45 30.57 34.48 -59.3% -63.9% Net Margin 19.3% 32.9% 36.7% -13.6 ppt -17.4 ppt EPS (NT Dollar) 0.48 1.18 1.29 -59.0% -62.3%

4Q08 Revenue by Applications 0.0 40.0 3Q08 4Q08 Revenue (NT$B) Communications 43% Consumer 19% Computer 32% Industrial/Others 6% QoQ -32% 0.0 40.0 3Q08 4Q08 Revenue (NT$B) QoQ -34% 0.040.03Q08 4Q08 Revenue (NT$B) QoQ -39% Computer Communications Consumer 0.0 40.0 3Q08 4Q08 Revenue (NT$B) Communications 43% Consumer 19% Computer 32% Industrial/Others 6% QoQ -32% 0.0 40.0 3Q08 4Q08 Revenue (NT$B) QoQ -34% 0.0 40.0 3Q08 4Q08 Revenue (NT$B) QoQ -39% Computer Communications Consumer

4Q08 Revenue by Technology

Proprietary



0.25/0.35um
10%
0.5um+
3%
0.15/0.18um
22%
65nm
27%
0.11/0.13um
17%
90nm
21%



65nm Revenue
Revenue (NT$B)
% of Sales (%)
0
5
10
15
20
25
0%
5%
10%
15%
20%
25%
30%
1Q07
2Q07
3Q07
4Q07
1Q08
2Q08
3Q08
4Q08
Rev (NT$B)
% of Sales

P. 7 © 2009 TSMC, Ltd

The Proven Path to Success SM

Balance Sheets & Key Indices (1) Asset productivity = Annualized net sales / Average net fixed assets. Selected Items from Balance Sheets (In NT billions excepted otherwise noted) Amount % Amount % Amount % Cash & Marketable Securities 211.45 37.8% 158.17 28.7% 174.83 30.6% Accounts Receivable — Trade 18.50 3.3% 45.33 8.2% 42.42 7.4% Inventory 14.88 2.7% 21.82 4.0% 23.86 4.2% Long-Term Investment 39.98 7.2% 41.87 7.6% 36.46 6.4% Net PP&E 243.65 43.6% 252.29 45.9% 260.25 45.6% Total Assets 558.92 100.0% 550.00 100.0% 570.87 100.0% Current Liabilities 56.81 10.2% 62.13 11.3% 48.71 8.5% Long-Term Interest-bearing Debt 15.22 2.7% 15.15 2.8% 22.78 4.0% Total Liabilities 78.54 14.1% 84.18 15.3% 80.18 14.0% Total Shareholders’ Equity 480.37 85.9% 465.82 84.7% 490.69 86.0% Key Indices A/R Turnover Days Inventory Turnover Days Current Ratio (x) Asset Productivity (x) (1) 4Q08 3Q08 4Q07 46 43 42 40 45 48 4.4 3.7 5.1 1.0 1.4 1.4

Cash Flows (1) Free cash flow = Operating cash flow — Capital expenditures. (In NT billions except otherwise noted) 4Q08 3Q08 4Q07 Beginning Balance 112.45 185.35 98.33 Cash from operating activities 63.24 55.90 59.76 Capital expenditures (11.26) (10.38) (19.78) Cash dividends 0.00 (76.78) 0.00 Share buyback 0.00 (23.81) (45.41) Repayment of corporate bonds 0.00 0.00 (4.50) Short-term investments/others 30.18 (17.83) 6.59 Ending Balance 194.61 112.45 94.99 Free Cash Flow(1) 51.98 45.52 39.98

Installed Capacity 2008 Overall Capacity +13%; Advanced Capacity +27% (1) Figures represent number of 6” wafers. Conversion to 8”-equivalent wafers is obtained by dividing this number by 1.78. (2) Figures represent number of 12” wafers. Conversion to 8”-equivalent wafers is obtained by multiplying this number by 2.25. Fab-2 ( 6”) (1) 248 267 270 272 1,056 274 Fab-3 ( 8”) 277 281 268 274 1,100 286 Fab-5 ( 8”) 163 165 161 161 650 162 Fab-6 ( 8”) 265 267 268 282 1,082 295 Fab-8 ( 8”) 262 275 267 272 1,076 275 Fab-12 ( 12”) (2) 197 207 214 221 840 218 Fab-14 ( 12”) (2) 167 185 229 236 818 238 WaferTech ( 8”) 105 105 106 106 420 106 TSMC (Shanghai) ( 8”) 88 110 128 128 453 128 TSMC & Subsidiaries 2,117 2,236 2,346 2,405 9,104 2,431 (8” Equivalent Kpcs) SSMC ( 8”) 63 67 69 73 272 64 Total TSMC-managed 2,180 2,303 2,416 2,478 9,377 2,495 (8” Equivalent Kpcs) 3Q08 (A) 4Q08 (A) 2008 (A) 2Q08 (A) 1Q08 (A) FAB / (Wafer size) 1Q09 (F)

Capital Expenditures (In US millions) 4Q08 2008 2007 TSMC 326 1,807 2,475 XinTec and GUC 2 23 47 TSMC Shanghai & WaferTech 12 52 31 Other TSMC Subsidiaries 2 4 4 TSMC Consolidated 342 1,886 2,557 Note: 2008 CapEx was based on the weighted average exchange rate of NT$31.406 per US dollar.

2008 Financial Highlights Delivered 7th consecutive year of top line growth Profitability declined due to employee profit sharing expensing in 2008 Continued cash returned to shareholders Balance sheet strength to weather the financial tsunami ROE > 20% for the 5th consecutive year (1) 2007 number Includes share buybacks executed in 2007 but settled in 2008. (In NT billions except otherwise noted) Net Sales 333.16 322.63 Gross Margin 42.5% 44.1% Operating Margin 31.4% 34.6% EPS — Diluted (NT$)3.83 4.06 Free Cash Flow (FCF)162.27 99.76 Cash Dividends 76.78 77.39 Share Buybacks(1) 30.43 48.47 Cash & Marketable Securities 211.45 174.83 ROE 20.7% 21.9% 2008 2007

Cash Returned to Shareholders Cumulative NT$361B (US$11.2B) Since 2004 US$0.2B US$1.5B US$1.0B 0.0 0.2 0.4 0.6 0.8 1.0 1.2 1.4 1.6 2004 2007 2008 Increasing Cash Dividend Increasing Cash Dividend Share Buybacks Share Buybacks NT$3.0 NT$0.6 NT$2.0 NT$2.5 NT$3.0 0.0 0.5 1.0 1.5 2.0 2.5 3.0 3.5 2004 2005 2006 2007 2008 Year Paid Cash Dividend per Share (NT$) Note: 2007 share buyback number Includes shares bought in 2007 but settled in 2008. US$0.2B US$1.5B US$1.0B 0.0 0.2 0.4 0.6 0.8 1.0 1.2 1.4 1.6 2004 2007 2008 Increasing Cash Dividend Increasing Cash Dividend Share Buybacks Share Buybacks NT$3.0 NT$0.6 NT$2.0 NT$2.5 NT$3.0 0.0 0.5 1.0 1.5 2.0 2.5 3.0 3.5 2004 2005 2006 2007 2008 Year Paid Cash Dividend per Share (NT$) Note: 2007 share buyback number Includes shares bought in 2007 but settled in 2008.

1Q09 Guidance Revenue is expected to be between NT$32 billion and NT$35 billion, at a forecast exchange rate of 32.66 NT dollars to 1 US dollar averaged over 1Q09. Gross profit margin is expected to be between 1% and 5%. Operating profit margin is expected to be between -19% and -15%.

Recap of Recent Major Events TSMC Wins the Award of “Grand Prix for Best Overall Investor Relations at a Taiwanese Company — Large-Cap” by IR Magazine (2008/12/11) TSMC Chairman Dr. Morris Chang Receives Semiconductor Industry Association’s Highest Honor “The 2008 Robert N. Noyce Award” (2008/11/18) TSMC Ramps 40nm Volume Production to Promote Innovation as Foundries Assume a Larger Role for $300 Billion Industry (2008/11/17) TSMC Board Approves Cancellation of Treasury Shares to Reduce Total Issued Shares by 1.07 Percent (2008/11/11) TSMC Adds New High Voltage Features to Advanced 0.13-micron Processes Aimed at High Resolution Display Drivers (2008/11/05) TSMC and MAPPER Take Next Step in Exploring Multiple E-beam Lithography for IC Manufacturing at 22 nanometer node and Beyond (2008/10/13) * Please visit TSMC’s Web site (http://www.tsmc.com) for details and other announcements.

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